                                                     1940 Act File No. 811-08103

                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 22

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Gifford R. Zimmerman
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        Nuveen Unit Trusts, Series 22

                             Cross-Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C

                        under the Securities Act of 1933

                (Form N-8B-2 Items Required by Instruction 1 as

                           to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus

        I.  Organization and General Information
    1.  (a)  Name of trust                    )    Prospectus Cover Page
        (b)  Title of securities issued       )

    2.  Name and address of Depositor         )    Information About The Sponsor

    3.  Name and address of Trustee           )    Information About The Trustee

    4.  Name and address of principal         )    Information About The Sponsor
         Underwriter                          )

    5.  Organization of trust                 )    Nuveen Unit Trusts
                                              )
    6.  Execution and termination of Trust    )    Nuveen Unit Trusts
         Agreement                            )    Information About The Trustee
                                              )    Other Information
                                              )
    7.  Changes of Name                       )

    8.  Fiscal Year                           )

    9.  Litigation                            )

          II.  General Description of the Trust and Securities of the Trust

   10.  General information regarding         )    Composition of Trusts
         trust's securities                   )    Distributions To Unitholders
                                              )    Redemption
                                              )    Removal of Securities From The
                                              )     Trusts
                                              )    Information About The Trustee
                                              )    Information About The Sponsor
                                              )    Other Information
                                              )    Tax Status

   11.  Type of securities comprising units   )    Nuveen Unit Trusts
                                              )    Composition Of Trusts
                                              )    Objectives Of The Trusts

12.  Certain information regarding          )                 *
      periodic payment certificates         )
                                            )

13.  (a)  Loan, fees, expenses, etc.        )    Essential Information
                                            )    Public Offering Price
                                            )    Market For Units
                                            )    Evaluation of Securities at the
                                            )     Initial Date Of Deposit
                                            )    Trust Operating Expenses
                                            )    Distributions To Unitholders
                                            )    Reports To Unitholders
                                            )
                                            )
                                            )
                                            )

     (b)  Certain information regarding     )                 *
           periodic payment certificates    )

     (c)  Certain percentages               )    Public Offering Price
                                            )    Market For Units
                                            )    Evaluation of Securities at the
                                            )     Initial Date Of Deposit
                                            )
                                            )
                                            )
                                            )
                                            )

     (d)  Certain other fees, etc.          )    Evaluation of Securities at the
           payable by holders               )     Initial Date Of Deposit
                                            )    Trust Operating Expenses
                                            )    Ownership and Transfer of Units
                                            )

     (e)  Certain profits received by       )    Composition Of Trusts
           depositor, principal             )    Purchase of Units by the Sponsor
           underwriter, trustee or          )
           affiliated persons               )


     (f)  Ratio of annual charges to        )                 *
           income                           )

14.  Issuance of trust's securities         )    Distributions To Unitholders
                                            )    Ownership and Transfer of Units
                                            )    Redemption
                                            )
15.  Receipt and handling of payments       )                 *
      from purchasers                       )


16.  Acquisition and Disposition of       )     Nuveen Unit Trusts
      Underlying Securities               )     Composition Of Trusts
                                          )     Redemption
                                          )     Removal of Securities from the
                                          )      Trusts
                                          )     Other Information
                                          )

17.  Withdrawal or redemption             )     Market For Units
                                          )     Redemption
                                          )     Purchase of Units by the Sponsor
                                          )

18.  (a)  Receipt and disposition of      )     Distributions to Unitholders
           income                         )     Reports to Unitholders
                                          )
                                          )

     (b)  Reinvestment of distributions   )     Accumulation Plan

     (c)  Reserves or special funds       )     Distributions to Unitholders
                                          )

     (d)  Schedule of distributions       )                   *

19.  Records, accounts and reports        )     Distributions to Unitholders
                                          )     Reports to Unitholders
                                          )

20.  Certain miscellaneous provisions of  )     Information About the Trustee
      Trust Agreement                     )     Information About the Sponsor
                                          )     Other Information

21.  Loans to security holders            )     *

22.  Limitations on liability             )     Composition of Trusts
                                          )     Information About the Trustee

23.  Bond arrangements                    )                   *

24.  Other material provisions of Trust   )                   *
      Agreement                           )

    III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor            )     Information About the Sponsor

26.  Fees received by Depositor           )                   *

27.  Business of Depositor                )     Information About the Sponsor

28.  Certain information as to officials  )                   *
      and affiliated persons of Depositor )

29.  Voting Securities of Depositor       )     Information About the Sponsor

30.  Persons controlling Depositor         )

31.  Payments by Depositor for certain     )
      services rendered to trust           )

32.  Payments by Depositor for certain     )                   *
      other services rendered to trust     )

33.  Remuneration of employees of          )
      Depositor for certain services       )
      rendered to trust                    )

34.  Remuneration of other persons for     )
      certain services rendered to trust   )

    IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities    )                   *
      by states                            )

36.  Suspension of sales of trust's        )
      securities                           )

37.  Revocation of authority to distribute )

38.  (a)  Method of distribution           )

     (b)  Underwriting agreements          )     Distribution of Units to the Public
                                           )

     (c)  Selling agreement                )

39.  (a)  Organization of principal        )     Information About the Sponsor
           underwriter                     )

     (b)  NASD membership of principal     )
           underwriter                     )

40.  Certain fees received by principal    )                   *
      underwriter                          )

41.  (a)  Business of principal            )
           underwriter                     )

     (b)  Branch offices of principal      )                   *
           underwriter                     )

     (c)  Salesmen of principal            )
           underwriter                     )

42.  Ownership of trust's securities by    )                   *
      certain persons                      )

43.  Certain brokerage commissions         )                   *
      received by principal underwriter    )

44.  (a)  Method of valuation             )      Essential Information
                                          )      Public Offering Price
                                          )      Evaluation of Securities at the Date
                                          )       Of Deposit
                                          )      Trust Operating Expenses
                                          )

     (b)  Schedule as to offering price   )                   *

     (c)  Variation in offering price to  )      Public Offering Price
           certain persons                )      Evaluation of Securities at the Initial Date
                                          )       Of Deposit
                                          )
                                          )
                                          )

45.  Suspension of redemption rights      )                   *

46.  (a)  Redemption valuation            )      Unit Value And Evaluation
                                          )      Redemption
                                          )      Special Redemption Liquidation and
                                          )       Investment in a New Trust
                                          )      Purchase of Units by the Sponsor
                                          )

     (b)  Schedule as to redemption       )                   *
           price                          )
                                          )

47.  Maintenance of position in           )      Public Offering Price
      underlying securities               )      Purchase of Units by the Sponsor
                                          )
                                          )

    V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of       )      Information About the Trustee
      Trustee                             )

49.  Fees and expenses of Trustee         )      Essential Information
                                          )      Trust Operating Expenses
                                          )

50.  Trustee's lien                       )      Trust Operating Expenses
                                          )      Distributions to Unitholders
                                          )

    VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's      )                   *
      securities                          )

    VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement  )       Trust Operating Expenses
           with respect to selection or  )       Redemption
           elimination of underlying     )       Removal of Securities from the
           securities                    )        Trusts
                                         )

     (b)  Transactions involving         )                    *
           elimination of underlying     )
           securities                    )

     (c)  Policy regarding substitution  )       Composition Of Trusts
           elimination of underlying or  )       Removal of Securities from the Trusts
           securities                    )
                                         )

     (d)  Fundamental policy not         )                    *
           otherwise covered             )

53.  Tax status of trust                 )       Tax Status
                                         )

    VIII.  Financial and Statistical Information

54.  Trust's securities during last ten  )                    *
      years                              )

55.                                      )

56.  Certain information regarding       )                    *
      periodic payment certificate       )

57.                                      )

58.                                      )

_______________________
*Inapplicable, omitted, answer negative or not required.

               Preliminary Prospectus Dated September 22, 1998

                             Subject to Completion

                         Nuveen Unit Trusts - Series 22

     The final Prospectus for a Prior Series is hereby used as part of a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only.

     A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. SUCH UNITS MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE UNITS IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     (Incorporated herein by reference is the final prospectus from Nuveen Unit Trusts, Series 6 (Registration No. 333-34615) as filed on September 17, 1997, which shall be used as a preliminary prospectus for Nuveen Unit Trusts, Series 22.)

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

     Pursuant to Rule 499(c) (7) under the Securities Act of 1933, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

     (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

     (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

     (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-25225) filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co, Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) on behalf on Nuveen Tax-Free Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustees (to be supplied by amendment).

4.2   Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).


C.    Explanatory Note

      This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.    Undertakings

     (1) With the exception of the information included in the appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     (2) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 22 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 22nd day of September, 1998.

                                        NUVEEN UNIT TRUSTS, SERIES 22
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By /s/   H. William Stabenow
                                           -------------------------------
                                                 Vice President


                                        Attest /s/   Karen L. Healy
                                               ---------------------------
                                                 Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors   )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )
Anthony T. Dean            President, Chief Operating     )
                           Officer and Director           )
                                                          )  /s/ Larry W. Martin
John P. Amboian            Chief Financial Officer and    )  ------------------
                           Executive Vice President       )   Larry W. Martin
                                                          )  Attorney-in-Fact**
Margaret E. Wilson         Vice President and             )
                           Controller                     )  September 22, 1998
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.